Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL ANNOUNCES ITS SECOND QUARTER 2016 INTERIM DIVIDEND

The Board of Directors of TOTAL S.A. (together with its subsidiaries and affiliates, “TOTAL” or the “Company”) met on July 27, 2016, and approved a second quarter 2016 interim dividend of €0.61 per share, unchanged compared to the first quarter of 2016. The record date will be December 20, 2016 and the ex-dividend date will be December 21, 2016.

The Board of Directors will meet on December 15, 2016 to:

•	declare the second quarter 2016 interim dividend;

•	offer the option for shareholders to receive the second quarter 2016 interim dividend in cash or in new shares of the Company;

•	set the price of the new shares with a discount of up to 10% based on the average opening price on the Euronext Paris for the 20 trading days preceding the Board of Directors’ meeting, and reduced by the amount of the second quarter 2016 interim dividend;

•	set the period for exercising the option from December 21, 2016 to January 4, 2017, both dates inclusive; and

•	confirm the payment of the dividend as from January 12, 2017.

American Depositary Receipts (“ADRs”) will receive the second quarter 2016 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

•	ADR ex-dividend date: December 16, 2016;

•	ADR record date: December 20, 2016; and

•	ADR payment date in cash or shares issued in lieu of cash: January 20, 2017.

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.

TOTAL’S BOARD APPROVES AMBITIOUS PLAN TO INCREASE EMPLOYEE SHAREHOLDING

In line with resolutions adopted at the May 24, 2016, Annual Shareholder Meeting, TOTAL’s Board of Directors approved on July 27, 2016, two measures to develop the employee shareholding within the Group:

•	Annual capital increases reserved for employees: from 2017, with Board approval, TOTAL employees will be offered the possibility to purchase company shares at a discount of up to 20% every year instead of every two or three years. In addition, in 2017, for the first five shares purchased by an employee, they will receive a matching grant of five free shares.

•	The number of free performance shares awarded in 2016 is increased by close to 20% from 2015. In 2016, performance shares are being awarded to more than 10,000 non-executive employees of the Group, with an annual renewal rate of around 40% of recipients and the first 150 shares are awarded without performance conditions. These performance shares vest after three years and must be held for an additional two years after vesting.

TOTAL SIGNS LONG-TERM AGREEMENT TO SUPPLY LNG TO JAPAN’S CHUGOKU ELECTRIC

On July 22, 2016, TOTAL announced that it has signed a binding Heads of Agreement with Chugoku Electric for the direct supply of liquefied natural gas (LNG) for a period of 17 years starting from 2019. Under the agreement, TOTAL will supply Chugoku Electric with up to 0.4 million tons of LNG per year (Mt/y) sourced from the company’s global portfolio.

TOTAL TAKES CONTROL OF SAFT GROUP AFTER THE SUCCESSFUL TENDER OFFER WHICH WILL BE RE-OPENED FROM JULY 19 TO AUGUST 2, 2016

On July 18, 2016, TOTAL announced that the Autorité des marchés financiers (the “AMF”) published the results of the public tender offer initiated by TOTAL on the Saft Group. Following the settlement-delivery of the offer, TOTAL will hold 23,456,093 Saft Group shares representing 90.14% of the capital and voting rights of Saft Group based on the total number of shares outstanding as of July 12, 2016.

According to the General Regulation of the AMF, the public tender offer initiated by TOTAL will be re-opened from July 19 to August 2, 2016, in order to allow shareholders who have not yet disposed of their shares to do so under the same terms. TOTAL confirms its intention to prioritize investment over dividend payout and will proceed with a delisting of the stock if a level of 95% of the capital and voting rights of Saft Group is reached.

TOTAL and Saft had announced on May 9, 2016 that, following the signature of an agreement between the companies, TOTAL filed a friendly tender offer on all of the issued and outstanding shares in the capital of Saft with the AMF.

The proposed offer targeted all of Saft’s issued and outstanding shares at a price of €36.50 per share, ex-dividend of €0.85 per share, valuing Saft’s equity at €950 million.

The offer price represents a 38.3% premium above Saft’s closing share price of €26.40 on May 6, 2016, a premium of 41.9% above the volume weighted average share price over the past six months and a premium of 24.2% above the volume weighted average share price over the past year. The offer values the company at nine times its 2015 reported EBITDA, which represents a significant control premium compared to recent valuation multiples in the battery industry.

The Supervisory Board of Saft unanimously approved the friendly takeover by TOTAL and considers the proposed transaction to be in line with the interests of the company, its shareholders and its employees. As part of the reasoned opinion that it must issue in accordance with market regulations, the Supervisory Board had also announced its intention to recommend that its shareholders tender their shares.

TOTAL ENERGY VENTURES INVESTS IN DISTRIBUTED WIND POWER WITH UNITED WIND

On July 12, 2016, TOTAL announced that Total Energy Ventures (TEV), the venture capital arm of TOTAL that invests in start-ups, has acquired an interest in United Wind, a company leasing small wind turbines (10 to 100 kW) to rural businesses and homes in the United States.

Formed in 2013 in New York, United Wind installs, operates and maintains wind turbines under a leasing scheme involving no upfront cost. The power generated by the turbines is either used by the customers themselves or sold to the grid. Customers therefore pay less for use of renewable energy than electricity provided by utility companies. United Wind started out in New York State and is now expanding into the Midwest, notably in Colorado, Kansas and Minnesota.

The funding round is intended to finance United Wind’s expansion. TEV will sit on the company’s Board of Directors as an observer.

APPOINTMENTS TO THE EXECUTIVE COMMITTEE AT TOTAL

As part of the deployment of the One Total company project, a new organization is being implemented at TOTAL on September 1, 2016.

On July 4, 2016, TOTAL announced that effective September 1, 2016:

•	Philippe Sauquet, currently President, Refining & Chemicals and member of TOTAL’s Executive Committee, is appointed President of the newly created Gas, Renewables & Power segment. He is also appointed Executive Vice President, Strategy & Innovation and member of TOTAL’s Executive Committee.

•	Bernard Pinatel is joining TOTAL and is appointed as President, Refining & Chemicals and member of TOTAL’s Executive Committee.

•	Namita Shah is appointed Executive Vice President, People & Social Responsibility and member of TOTAL’s Executive Committee. Ms. Shah is directly in charge of the Human Resources division and will also oversee the newly created Total Global Services.

•	Jean-Jacques Guilbaud is appointed Senior Advisor to the Chairman and Chief Executive Officer.

Effective September 1, 2016, TOTAL’s Executive Committee will comprise:

•	Patrick Pouyanné, Chairman and Chief Executive Officer

•	Arnaud Breuillac, President, Exploration & Production

•	Patrick de La Chevardière, Chief Financial Officer

•	Momar Nguer, President, Marketing & Services

•	Bernard Pinatel, President, Refining & Chemicals

•	Philippe Sauquet, President, Gas, Renewables & Power and Executive Vice President, Strategy & Innovation

•	Namita Shah, Executive Vice President, People & Social Responsibility

QATAR: TOTAL OBTAINS A 30% INTEREST IN THE GIANT AL-SHAHEEN FIELD CONCESSION FOR 25 YEARS

On June 27, 2016, TOTAL announced the signature of an agreement with Qatar Petroleum granting the Group a 30% interest in the concession covering the offshore Al-Shaheen oil field for a period of 25 years beginning July 14, 2017.

The Al-Shaheen field produces 300 thousand barrels of oil per day. The concession will be operated by a new operating company held 70% by Qatar Petroleum and 30% by TOTAL.

Located in Qatari waters 80 kilometers north of Ras Laffan, the Al-Shaheen field began production in 1994. The existing development consists of 30 platforms and 300 wells, and production from the field represents about half of Qatar’s oil production.

RESULTS OF THE OPTION TO RECEIVE THE FINAL DIVIDEND FOR 2015 IN SHARES

The Annual General Meeting held on May 24, 2016 approved the payment of an annual dividend for 2015 of €2.44 per share and the option for each shareholder to receive the final dividend of €0.61 per share in cash or in new shares of the Company.

The period for exercising the option ran from June 6, 2016 to June 15, 2016. At the end of the option period, 62% of rights were exercised in favor of receiving the payment for the final dividend for 2015 in shares.

24,372,848 new shares were issued, representing 1.0% of the Company’s share capital on the basis of the share capital of May 31, 2016. The share price for the new shares issued as payment of the final dividend for 2015 was set at €38.26 on May 24, 2016.

The settlement and delivery of the new shares as well as their admission to trading on the Euronext Paris occurred on June 23, 2016. The shares carry immediate dividend rights and are fully assimilated with existing shares already listed.

The total remaining cash dividend paid to shareholders who did not elect to receive the final dividend for 2015 in shares amounted to €566 million and the date for the payment in cash was June 23, 2016.

TOTAL ACQUIRES LAMPIRIS TO EXPAND ITS GAS AND POWER DISTRIBUTION ACTIVITIES

On June 14, 2016, TOTAL and Lampiris, the third-largest supplier of natural gas and renewable power to the Belgium residential sector, announced the signature of an agreement pursuant to which TOTAL will acquire all of the shares in Lampiris. The agreement is subject to customary regulatory approvals.

KENYA, UGANDA, TANZANIA: TOTAL STRENGTHENS ITS POSITION IN PETROLEUM PRODUCT DISTRIBUTION AND SERVICES IN EAST AFRICA

A leading retailer of petroleum products in Africa, TOTAL announced on May 31, 2016 its expansion on the continent with the acquisition of Gulf Africa Petroleum Corporation’s (GAPCO) assets in Kenya, Uganda and Tanzania. The transaction is subject to the authorities’ approval in the three countries.

The principal assets being acquired are two logistical terminals in Mombasa, Kenya and Dar es Salaam, Tanzania, as well as a retail network of around one hundred service stations(1). The acquisition of these assets, which are complementary to TOTAL’s existing operations in Kenya, Uganda and Tanzania, will strengthen TOTAL’s logistics in the region and significantly accelerate the growth of our service station network, particularly in Tanzania, while leveraging the TOTAL brand.

COMBINED GENERAL MEETING OF MAY 24, 2016—APPROVAL OF RESOLUTIONS PROPOSED BY THE BOARD OF DIRECTORS

The Annual Shareholders’ Meeting of TOTAL was held on May 24, 2016, under the chairmanship of Patrick Pouyanné. The Shareholders adopted all resolutions recommended by the Board of Directors, including:

•	approval of the 2015 financial statements and payment of a 2015 dividend of €2.44 per share;

•	the option for shareholders to receive the final 2015 dividend and any 2016 interim dividends in cash or in new shares of the Company;

•	election of Ms. Maria van der Hoeven and Mr. Jean Lemierre, and re-election of Mr. Gérard Lamarche, to three-year terms as Directors;

•	election of Ms. Renata Perycz for a three-year term as the employee shareholders representative on the Board of Directors;

(1)	67 in Tanzania, 9 in Kenya and 32 in Uganda.

•	renewal of the terms of the statutory auditors and one of the two alternate auditors, and appointment of a new alternate auditor; and

•	various delegations of authority and financial authorizations granted to the Board of Directors.

The Shareholders’ Meeting was also an opportunity for Chairman and CEO Patrick Pouyanné, Lead Independent Director Patricia Barbizet, and Chief Financial Officer Patrick de La Chevardière, to report the Group’s 2015 performance, new corporate governance, and outlook to the 3,200 shareholders present.

Patrick de La Chevardière confirmed the Group’s resilience despite a highly volatile environment in 2015, based on the strength of its integrated model, the operational excellence of its business segments and strong discipline in investments and operating costs.

Ms. Patricia Barbizet described TOTAL’s new corporate governance, following the combination of the roles of Chairman and CEO and her appointment as Lead Independent Director. She commented on the activities of the Board and its four Committees, and outlined its high proportion of women and independent directors. Following the Shareholders’ Meeting, the Board of Directors consists of 54% women and 45% international members.

Finally, Patrick Pouyanné presented the Group’s outlook. In the current volatile economic environment, he reiterated TOTAL’s strong commitment to lowering its breakeven by focusing on the four pillars of safety, operational excellence, cost discipline and priority to cash generation. He also detailed the Group’s ambition over the next 20 years to become a responsible energy player by providing reliable and affordable energy to the greatest number of people, while aiming to gradually reduce the carbon intensity of its energy mix, notably through growth in gas and renewable energy. As decided by the Board of Directors on March 15, 2016, the Integrating Climate Into our Strategy report was also published and made available to all shareholders.

The Annual Shareholders’ Meeting was also an opportunity to pay special tribute to Thierry Desmarest, whose term of office expired at the Annual Meeting after 21 years as a Board member, including 15 years as Chairman. His exceptional efforts in raising TOTAL to its position as fourth among international oil and gas companies were acknowledged.

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